SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              Massey Energy Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    576206106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                            Michael A. Schwartz, Esq.
                           Willkie Farr & Gallager LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 March 15, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 576206106                                            Page 2 of 7 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Daniel S. Loeb
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,800,000
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,800,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,800,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9 %
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 576206106                                            Page 3 of 7 pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Third Point LLC                                 I.R.S. #13-3922602
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                         (a) [ ]
                                                                         (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        4,800,000
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,800,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,800,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)                                             [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9 %
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons") and amends the original Schedule 13D filed on September 19, 2005 on behalf of the Reporting Persons (the "Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.625 per share, of Massey Energy Company, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Funds expended an aggregate of approximately $228,766,324.73 of their own investment capital to acquire the 4,800,000 shares of Common Stock held by them (the "Shares"). Except as noted on Schedule A, the Shares were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

     On March 15, 2006, Third Point Offshore Fund, Ltd. ("Third Point Offshore"), one of the Funds, sent to the Company a notice pursuant to the Company's bylaws stating that it intends to nominate, at the Company's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"), Mr. Loeb and Todd Q. Swanson (the "Nominees") for election as directors of the Company. According to the Company's proxy statement for its 2005 Annual Meeting of Stockholders, the 2006 Annual Meeting is to be held on May 16, 2006. The Reporting Persons believe that three directors are to be elected at the 2006 Annual Meeting and, in light of the cumulative voting rights of stockholders, have determined to present two nominees for election at the 2006 Annual Meeting.

     Third Point Offshore delivered its nominee notification because the Reporting Persons believe that the Company has not performed well and has lost sight of the concerns and interests of stockholders generally. The Reporting Persons believe that the Company's board of directors (the "Board") should include representatives of significant stockholders who can present stockholders' perspectives on management direction, champion reform of compensation, perquisites and management incentives, and generally bring focus to the maximization of value for the benefit of stockholders. If elected to the Board, the Nominees will seek to accelerate execution of the Company's stock buyback program.

     In connection with the 2006 Annual Meeting, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the election of directors. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Third Point LLC in connection with the Company's 2006 Annual Meeting: Third Point LLC, Mr. Loeb, Todd Q. Swanson ("Mr. Swanson"), Third Point Offshore Fund Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., Third Point Partners Qualified LP, Third Point Resources LP and Third Point Resources Ltd. Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to beneficially own 4,800,000 shares of the Company's common stock ("Common Stock"); Mr. Daniel Loeb may be deemed to beneficially own 4,800,000 shares of Common Stock; Mr. Swanson does not beneficially own any shares of Common Stock; Third Point Offshore Fund Ltd. owns 100 shares of Common Stock and may be deemed to beneficially own another 2,705,300 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 500,200 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 502,300 shares of the Common Stock; Lyxor/Third Point Fund Ltd. may be deemed to beneficially own 311,100 shares of Common Stock; Third Point Partners Qualified LP may be deemed to beneficially own 291,200 shares of Common Stock; Third Point Resources LP may be deemed to beneficially own 162,300 shares of Common Stock; and Third Point Resources Ltd. may be deemed to beneficially own 327,500 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially own 4,800,000 shares of Common Stock. The Shares represent 5.9% of the 81,939,989 shares of Common Stock outstanding as of March 3, 2006, as reported in the Company's Amendment No. 1 to Form S-4 as filed with the Securities and Exchange Commission on March 3, 2006.

     None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 4,800,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through a securities broker.

     Except as set forth on Schedule A, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

                                   Schedule A

     (Transactions by the Funds in Common Stock during the past sixty days)


Date             Transaction          Shares           Price Per Share
----             -----------          ------           ---------------
1-20-06          Buy                  150,000          37.60000(1)
1-23-06          Sell                 200,000          38.02800
1-31-06          Buy                  14,800           41.25000
1-31-06          Sell                 14,800           41.25000
2-1-06           Buy                  15,000           40.72000
2-1-06           Sell                 15,000           40.72000
2-7-06           Buy                  75,000           39.02610
2-28-06          Buy                  45,000           37.20000
2-28-06          Sell                 45,000           37.20000
3-7-06           Buy                  50,000           34.73970
3-10-06          Buy                  50,000           34.09060
3-13-06          Buy                  50,000           34.68810
3-15-06          Buy                  150,000          34.55070

----------

(1) Shares were acquired pursuant to a put option at $40 per share. The per share price indicated is net of the $2.40 per share premium received by Third Point Offshore Fund Ltd. for writing the put option.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006


                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                        Name:  Daniel S. Loeb
                                        Title: Chief Executive Officer


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb























               [Signature Page to Amendment No. 1 to Schedule 13D]